Exhibit 2.7

SHARE SALE AGREEMENT

This conditional share sale agreement (hereinafter the “Agreement”) was entered into on 14 November 2003, by and between:

Carey Agri International Poland Sp. z o.o., with registered office in Warsaw at ul. Bokserska 66A, represented by Mr. Evangelos Evangelou and Mr. Neil Crook, hereinafter referred to as the “Buyer”.

and

Mr. Piotr Pabianski, residing in Kalisz at ul. Szeroka 37-39, holder of the Polish identity document No. ACK 747347, and

Mrs. Ewa Maria Pabianski, residing in Kalisz at ul. Szeroka 37-39, holder of the Polish identity document No. ACW 628365, represented by Mr. Piotr Pabianski, hereinafter jointly referred to as the “Seller”. The power of attorney granted to Mr. Piotr Pabianski constitutes Schedule 1 .

WHEREAS

A.	The Seller is the owner of all shares in “MULTI-EX” Spółka Akcyjna, with registered office in Kalisz, entered in the register of entrepreneurs of the Polish Court Register maintained by the District Court in Poznan, 22nd Commercial Register, under number KRS 0000034424 (hereinafter referred to as the “Company”).

B.	The Seller agreed to sell to the Buyer all shares in the Company held by the Seller, representing 100% of the Company’s share capital, i.e., 20,408 (twenty thousand four hundred and eight) shares, including 10,000 (ten thousand) series A ordinary registered shares and 10,408 (ten thousand four hundred and eight) series B ordinary bearer shares, each share of the value of PLN 10 (ten) (hereinafter referred to as the “Shares”).

C.	The Buyer agreed to purchase the Shares in the Company, provided, in particular, that they are free and clear of any encumbrances and rights of third parties and that the Company is not the owner or perpetual usufructuary of any real properties.

1.	DEFINITIONS

Unless the context hereof provides otherwise, capitalised terms not defined otherwise in this Agreement shall have the following meaning:

“Party”, “Parties”	means the Seller or the Buyer, respectively;

“Series A Shares”	mans 10,000 (ten thousand) series A ordinary registered shares in the Company, each of the nominal value of PLN 10 (ten), registered under numbers from 00001 to 10000;

“Series B Shares”	means 10,408 (ten thousand four hundred and eight) series B ordinary bearer shares in the Company, each of the nominal value of PLN 10 (ten);

“Price”	means the total price for the Shares in the Company, set forth in Item 3.1 hereof;

“Real Property KW 40964”	- means the real property situated in Kunice, of the area of 66,800 square metres, for which the District Court in Legnica maintains land and mortgage register KW 40964;

“Real Property KW 100399”	- means the real property situated in Białe Błota, of the area of 2,529 square metres, for which the District Court in Bydgoszcz maintains land and mortgage register KW 100399;

“Real Property KW 14731”	- means the real property situated in Kalisz at ul. Skarszewska 2, of the area of 785 square metres, for which the District Court in Kalisz maintains land and mortgage register KW 14731;

“Company’s Real Properties”	- means the Real Property KW 14731, Real Property KW 100399 and Real Property KW 40964;

2.	SALE AND PURCHASE OF SHARES

2.1.	The Seller hereby represents that he sells the Shares to the Buyer for the price set forth in Item 3.1 of the Agreement, and the Buyer represents that it purchases the Shares from the Seller for the above price.

2.2.	The transfer of the Series A Shares and Series B Shares to the Buyer, together with the transfer of possession of these Shares to the Buyer shall be effected at the moment of execution of this Agreement. The Parties mutually represent that in connection with the pledge established on the Shares, Series B shares are held by the Buyer in dependant possession.

2.3.	The price for the Shares shall be paid in accordance with Item 3.2 hereof.

2.4.	The Shares shall be transferred to the Buyer together with all rights underlying the Shares, free and clear of any pledges (except for pledge established in favour of the Buyer), liens, obligations or rights of third parties. In particular, upon the transfer of the Shares to the Buyer, the right to profit in the Company for 2003 and for previous years shall be transferred to the Buyer.

2.5.	The Buyer shall notify the Company of the purchase of the Shares and the establishment of dominant relationship.

3.	PRICE FOR THE SHARES

3.1.	The Price for the Shares shall be equal to the product of the number of Shares and the price per Share. The total price for all the Shares shall amount to 6,450,000 (six million four hundred fifty thousand).

3.2.	Considering existing debts of Mr. Piotr Pabianski towards third parties, the Parties agree that immediately after the transfer of the Shares to the Buyer, together with the transfer of possession of the Shares, the Buyer shall pay the Price for the Shares to the Seller, by wire transfer to the following bank accounts designated by the Seller:

3.2.1.	PLN 2,550,000.00 (two million five hundred fifty thousand) shall be paid to the following bank account of Mr. Zdzisław Dalecki (in connection with the purchase of series B shares before the transaction):

ABN AMRO Bank Polska S.A.

No.: 16700004 – 643991058141;

3.2.2.	PLN 2,450,000.00 (two million four hundred fifty thousand) shall be paid to the following bank account of Mrs. Ewa Maria Pabianska:

Euro Bank Spółka Akcyjna O/Wrocław

No.: 41 1470 0002 2162 0029 7468 001;

3.2.3.	PLN 280,000.00 (two hundred eighty thousand) to the following bank account of the Company (repayment of the loan extended to “Prohibicja” S.A.):

Bank Handlowy w Warszawie S.A. O/Kalisz

No.: 10301146-00152202;

3.2.4.	PLN 266,765.45 (two hundred sixty-six thousand seven hundred sixty-five and 45/1000) to the bank account of the Company (repayment of interest on the loan extended to “Prohibicja” S.A.):

Bank Handlowy w Warszawie S.A. O/Kalisz

No.: 10301146-00152202; and

3.2.5.	PLN 903,234.55 (nine hundred three thousand two hundred thirty-four and 55/100) to the bank account of the Company (repayment of part of loan extended to Mr. Piotr Pabianski):

Bank Handlowy w Warszawie S.A. O/Kalisz

No.: 10301146-00152202.

3.3.	The Buyer’s payment of the Price for the Shares to the bank accounts specified in Item 3.2.1-3.2.5 shall satisfy the Seller.

4.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

4.1.	The Seller hereby represents and warrants to the Buyer that each of the representations and warranties specified below is true, accurate and fair:

4.1.1.	The Company has been duly organized and validly exists under the laws of the Republic of Poland. The current excerpt from the National court Register is attached as Schedule 2 to this Agreement. The current uniform text of the Company’s Articles of Association is attached as Schedule 3 to this Agreement.

4.1.2.	The share capital of the Company amounts to PLN 204,080 (two hundred four thousand and eighty) and is divided into 20.408 (twenty thousand four hundred and eight) shares, each of the nominal value of PLN 10 (ten), including 10,000 (ten thousand) series A ordinary registered shares registered under numbers from 1 to 10000, and 10,408 (ten thousand four hundred and eight) series B ordinary bearer shares. Each share gives the right to one vote at the General Meeting of the Company. All Shares are owned by the Seller. There is no other shareholders in the Company. An excerpt from the current share ledger signed by the Management Board of the Company is attached hereto as Schedule 4. The shares have been duly issued and subscribed for or acquired by the Seller.

4.1.3.	The Shares have been fully paid up and are free and clear of any pledges, encumbrances, obligations and rights of third parties, except for pledge established in favour of the Buyer. In particular, before the execution of this Agreement the following pledges expired: a) pledge on Series B Shares established in favour of AMBRA S.A.; b) pledges established on the Series A Shares in favour of Bank Handlowy w Warszawie S.A., including: (i) pledge established under the agreement of 11 February 2000 on 4,750 Series A Shares (No. 0251-5000); (ii) registered pledge established under agreement No. 347 of 13 July 2000 and the decision of the competent court on 1,000 Series A Shares (No. 9001-10000), (iii) registered pledge established under agreement of 13 July 2000 and the decision of the competent court on 9,000 Series A Shares (No. 00001-9000); c) pledge established in favour of BRE Bank S.A. on 5,100 Series A Shares (No. 001-100 and No. 5001-10000). The documents confirming expiration of the above pledges are attached in Schedule 5.

4.1.4.	There are no restrictions or limitations on the transferability of the Shares. The transfer of the Shares to the Buyer shall not give a legal reason to any third party to terminate any agreements to which the Company is a party. As of the date of this Agreement, the Seller is not aware of any intent of the Company’s suppliers or customers to cease the co-operation with the Company.

4.1.5.	The Seller shall have the power and authority to sign this Agreement and to execute the transaction contemplated hereby. The performance of this Agreement and of the obligations set forth herein shall not result in violation of any law, any contract to which the Seller is a party or by which he or his property may be bound, any judgment of any court, or any permit or approval of any governmental agency.

4.1.6.	This Agreement constitutes a valid and legally binding obligation of the Seller, enforceable in accordance with its terms.

4.1.7.	Except for the claim for payment of the Price for the Shares, the Seller shall waive any claims against the Shares or the assets of the Company.

4.1.8.	The Company’s share capital was increased only once, up to PLN 204,080 (two hundred four thousand and eighty). Series B Shares were duly subscribed for, and the increase in the share capital was duly registered by the competent court. There exist no claims of third parties against the Shares or claims connected with the increase on the Company’s share capital.

4.1.9.	All resolutions of the Company’s shareholders were adopted correctly from the formal point of view and are legally binding.

4.1.10.	The Company does not have any obligations towards its former or existing shareholders. There exist no obligations towards third parties for which the Company would be liable.

4.1.11.	Holders of commercial power of attorney of the Company, i.e., Mr. Waldemar Teklak and Mr. Zdzisław Dalecki, were removed in September 2003.

4.1.12.	The financial statements of the Company for the year ending 31 December 2002 were drawn up in accordance with the Accounting Law and give a true picture of the Company’s financial standing.

4.1.13.	The Company has duly filed all tax and social security contribution returns, including but not limited to those relating to income tax and tax on goods and services (VAT), excise duty, wage tax and social security contributions, and paid any and all amounts which were or are due before or upon the signature hereof. There is no outstanding tax or social security contribution to be paid by the Company or its shareholders.

4.1.14.	The tax inspections carried out in the Company have not disclosed any irregularities. The Company timely pays all its tax obligations. Certificates issued by the competent Tax Office and the Social Security Office (ZUS) on no arrears of the Company in payment of any taxes of social security contributions are attached hereto as Schedule 6.

4.1.15.	Except for the litigation listed in Schedule 7, as of 13 November 2003 the Company is not a party in any civil law proceedings, no proceedings are pending or expected by the Company (including court, enforcement, arbitration, injunction, tax, administrative, bankruptcy or arrangement proceedings or others). As of 13 November 2003 the value of claims pursued by the Company from other entities does not exceed PLN 6.507.830,77 (six million five hundred and seven thousand eight hundred thirty and 77/100). As of 31 October 2001, the value of claims pursued against the Company’s employees does not exceed PLN 596.280,89 (five hundred ninety six thousand two hundred eighty and 89/100). As of 13 November 2003 the value of claims pursued against the Company by other persons in civil law proceedings does not exceed PLN 176,934.93 (one hundred seventy six thousand nine hundred thirty four and 93/100).

4.1.16.	The Company has not executed any loan agreements and does not use any loans, except for loans extended by Bank Handlowy w Warszawie S.A. under the revolving loan agreement of 4 February 2000 (No. 97-KNZ-755/01) and working capital loan agreement of 11 February 2000 (No. 97-KBZ-0669/00). The current total indebtedness of the Company under the above loan agreements amounts to PLN 4,993,200. In particular, the Company is not a party to any loan agreement or is not a debtor of Bank Zachodni WBK S.A. or BRE Bank S.A.

4.1.17.	The Company has not issued any promissory notes or cheques other than those specified in Schedule 8 hereto.

4.1.18.	The Company has not executed any agreements on assignment of its receivables, collateral transfer of ownership or any agreements on establishment of a pledge, including registered pledge, other than the agreements listed in Schedule 9 hereto.

4.1.19.	The Company is not a party to any agreement on co-operation of distributors of alcoholic beverages.

4.1.20.	The Company is a party to 32 (thirty two) agreements on leasing of transportation vehicles as listed in Schedule 10 hereto. The Company duly performs its obligations under the agreements.

4.1.21.	No proceedings have been instituted, aimed at satisfying any creditor in connection with any asset of the Company covered by the security. The Company holds full rights to its assets and property.

4.1.22.	Agreements executed by the Company are enforceable and legally binding. The list of tenancy (lease) agreements concerning real properties (currently in force) is attached hereto as Schedule 11.

4.1.23.	No petition in bankruptcy has been filed against the Company and no arrangement proceedings or proceedings for compulsory management under Article 1062 of the Code of Civil Procedure have been instituted, and no receiver referred to in Article 27 of the Law on Registered Pledge was appointed for the operations of the Company.

4.1.24.	The Company received the following permits for wholesale of alcoholic beverages (currently in force):

-	permit No. 1240/S/02 of 11 December 2002 for domestic wholesale of alcoholic beverages of the volume over 18%;

-	permit No. 33/P/03 of 30 January 2003 r. for domestic wholesale of alcoholic beverages of the volume up to 4.5% and beer; and

-	permit No. 32/W/03 of 30 January 2003 for domestic wholesale of alcoholic beverages of the volume over 4.5% up to 18%, excluding beer.

4.1.25.	The Company does not violate the terms and conditions of permits listed in the preceding item. In particular, the Company is not involved in trade in alcoholic beverages in locations not listed in the aforementioned permits, and duly pays all fees due on the above permits.

4.1.26.	The Company does not have any overdue payments to its employees. Except for claims reported in pending civil law proceedings concerning remuneration for overtime work and damages for ungrounded (in the opinion of claimants) termination of employment contracts for the total amount not higher than PLN 133,472.43 (one hundred thirty-three thousand four hundred seventy-two and 43/100) there exist no claims or bases for any other employee claims, including claims connected with accidents at work or with redundancies.

4.1.27.	No proceedings are pending in connection with the existing or former shareholders of the Company or members of its Management Board or the Supervisory Board.

4.1.28.	The Company is not an owner (co-owner) or perpetual usufructuary (co-usufructuary) of any real property. The Real Property KW40964, Real Property KW100399 and Real Property KW 14731 were duly sold before the execution of this Agreement. The documents confirming the above disposals shall be attached to this Agreement as soon as possible.

4.1.29.	No legal proceedings were pending against the Company’s Real Properties and there existed no grounds for institution of such proceedings. In particular, no third party held any right of first refusal to purchase the Company’s Real Properties and no such right existed upon the purchase of the Company’s Real Properties. Real Property KW 40964 is encumbered with mortgages in favour of Bank Handlowy w Warszawie S.A.: (i) of PLN 5,100,000 (five million one hundred thousand) in connection with the revolving loan of 4 February 2000 and (ii) of PLN 3,000,000 in connection with working capital loan of 11 February 2000. The mortgage of PLN 3,500,000 (three million five hundred thousand) entered in land and mortgage register Kw 40964 as security of repayment of the investment loan with maturity date on 28 September 2001 is inconsistent with the facts and legal standing and should be deleted since the loan has been repaid. There exist no other encumbrances on Real Property KW 40964. Real Property KW 14731 is encumbered with mortgage registered before 1 September 1939 in favour of the enterprise “W. Suwała” in the amount of PLN 12 (twelve).

4.1.30.	Within 90 days prior to the execution of this Agreement, the Company was not a party to any transaction of sale or purchase of assets with the Seller or an entity in which the Seller holds shares or other interests, except for the transactions connected with the sale of the Company’s Real Properties.

4.1.31.	The Company is not a party to any agreements or transactions with entities related to the Company or with its current or former shareholders, and has not executed any agreements on provision of services with related entities, members of family, relatives or next of kin of the above entities, except for the loan agreement executed with the Seller (loan of PLN 3,200,000) and the loan agreement executed with Prohibicja S.A. (loan of PLN 300,000).

4.1.32.	The Company’s property is not rented, leased or let for use to the Sellers or third parties.

4.1.33.	The Company is not a shareholder, general partner or limited partner of any civil law partnership or commercial company and does not hold any interests in other entities, except „Społem” BSS in Łódz and Puls sp. z o.o. in Opole. On 9 December 2002 Discrict Court in Opole issued a ruling ending bankruptcy proceedings relating to Puls Sp. z o.o. The Company duly sold the shares in MCM Sp. z o.o. in Kalisz, Rodan Sp. z o.o. in Poznn, Lovico Poland Sp. z o.o. and Partner Sp. z o.o. in Kalisz. Documents confirming the above sales are included in Schedule 12.

4.1.34.	The Seller represents that he has disclosed to the Buyer all information, concerning all aspects of the Company’s functioning, that is or may be reasonably deemed necessary for proper evaluation of the Company’s operations, its assets and liabilities, its net equity and its financial standing and sales.

4.2.	The Seller is aware that the Buyer enters into this Agreement based on the assumption that the above representations and warranties are complete, fair, accurate and fully true.

4.3.	The Seller hereby undertakes to indemnify and hold the Buyer or the Company harmless from any damage caused to third parties or to pay to the Buyer or the Company a compensation for damage suffered by the Buyer or the Company due to the Seller’s violation of any of the representations and warranties listed above (including but not limited to their incompleteness, incorrectness or inaccuracy) or due to the Seller’s violation of any obligations hereunder. In case of gross violation of any of the representations and warranties set forth hereinabove or any other obligations of the Seller, the Seller shall pay the Buyer or the Company a contractual penalty amounting to twice the value of the Price for the Shares. The Buyer or the Company shall have the right to claim damages exceeding the contractual penalty, on general terms.

5.	REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller that:

5.1.	Carey Agri has been duly organised and validly exists under the laws of Poland and has the right to execute the transaction contemplated hereby.

5.2.	The performance of this Agreement and of the obligations set forth herein have been duly authorized by the Buyer and shall not result in violation of any law, or any contract to which the Buyer is a party, or any judgment of any court, or any permit or approval of any governmental agency.

5.3.	This Agreement constitutes a valid and legally binding obligation of the Buyer, enforceable in accordance with its terms.

6.	COVENANTS

6.1.	The Seller shall, for an unlimited period of time, indemnify and hold the Company and/or the Buyer harmless from any payment of tax or debts resulting from any tax inspection or legal proceedings concerning the Company’s activity before the execution of this Agreement.

6.2.	Each Party shall keep confidential all information contained in this Agreement. The above undertaking shall not apply to any information which is currently in public domain or the disclosure of which is required by mandatory provisions of laws or necessary for the proper performance of this Agreement.

6.3.	The Company shall execute with Mr. Piotr Pabianski an employment contract for a definite period of time, i.e. until 31 December 2004, which constitute Schedule 13.

7.	NOTICES

7.1.	All notices, statements and communications required or permitted under this Agreement shall be effectively given, if personally delivered or sent by registered mail (return receipt requested) to the following address:

To the Buyer:

Carey Agri International Poland Sp. z o.o.

ul. Bokserska 66A,

02-690 Warszawa, Poland,

Fax: 22 455 18 10

Attention of Mr. William V. Carey.

To the Seller:

Mr. Piotr Pabianski

62-800 Kalisz

ul. Szeroka 37-39

Fax: 62

7.2.	The Parties undertake to promptly notify one another of the change in the address for correspondence. In the event of failure to notify of the change in the address, all correspondence sent to the addresses indicated above shall be deemed delivered to the appropriate address.

8.	FINAL PROVISIONS

8.1.	Any legal, financial and consulting expenses of the Seller in relation to this Agreement shall be borne solely by the Seller. The Buyer shall be responsible for its own expenses.

8.2.	The cost of tax on civil law transactions shall be borne by Buyer.

8.3.	This Agreement shall remain valid if any part or provision hereof is deemed by a court or other authority invalid or unenforceable in full or in part, unless it follows from the facts that the Parties would not have executed the Agreement if they had been aware of invalidity or enforceability of such part or provision. As regards provisions deemed invalid or unenforceable, the Parties shall negotiate in good faith, as far as feasible, new provisions that will be valid and enforceable and will reflect original intentions of the Parties.

8.4.	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Poland.

8.5.	Any and all disputes arising in connection with this Agreement shall be settled by the Arbitration Tribunal at the Polish Chamber of Commerce in accordance with its rules. Arbitration proceedings shall be held in Warsaw and shall be conducted in Polish.

8.6.	This Agreement has been executed in two counterparts in Polish and English, one counterpart of each language version for each of the Parties. The Polish language version shall be prevailing for the interpretation of the Agreement.

Schedules:

1.	Power of attorney.

2.	Excerpt from National court Register.

3.	Uniform text of the Company’s Statutes.

4.	Excerpt from the current share ledger.

5.	Documents confirming expiration of pledges.

6.	Certificates issued by competent Tax Office and ZUS.

7.	List of litigation.

8.	List of promissory notes and cheques issued by the Company.

9.	List of agreements on collateral transfer of ownership and assignment agreements.

10.	Specification of leasing agreements in force.

11.	List of tenancy or lease agreements in force.

12.	Documents confirming sales of shares.

13.	Employment contract.

Seller:

By:	Piotr Pabianski
Buyer:

By:	Evangelos Evangelou

Neil Crook